
January 5, 2013

Dean F. Hanley
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210

 Re: **CSP Inc.**
  **Definitive Additional Materials**
  **Filed February 4, 2013**
  **File No. 000-10843**

Dear Mr. Hanley:

 We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct of North & Webster without factual foundation. Disclose the factual foundation for any such assertions, if available or delete the statements. We note in particular the following statements:

   • "This fund, the North & Webster Value Opportunities Fund, LP has a history of threatening proxy contests against small publicly traded companies, and then extracting settlement payments from such companies;" and

   • "None of North & Webster's four director candidates appear to possess any relevant business experience in CSP's two primary business segments…."

Dean F. Hanley
Foley Hoag LLP
February 5, 2013
Page 2


      Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3411 with any questions.

                        Sincerely,

                        /s/ Peggy Kim

                        Peggy Kim
                        Special Counsel
                        Office of Mergers & Acquisitions